UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________ to ___________

Commission file number 0-02287

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SYMMETRICOM, INC.

TAX DEFERRED SAVINGS PLAN

2300 ORCHARD PARKWAY

SAN JOSE, CA 95131

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SYMMETRICOM, INC.

2300 ORCHARD PARKWAY

SAN JOSE, CA 95131

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SYMMETRICOM, INC.

Date: June 27, 2003	By	/s/ DEBORAH E. MACKIE
Deborah E. Mackie

Symmetricom, Inc.

Tax Deferred Savings Plan

Financial Statements

December 31, 2002 and 2001

SYMMETRICOM, INC.

TAX DEFERRED SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

Page
Independent Accountants’ Report	6
Financial Statements:
Statements of Net Assets Available for Benefits	7
Statements of Changes in Net Assets Available for Benefits	8
Notes to Financial Statements	9
Supplemental Schedule as of December 31, 2002:
Schedule of Assets Held for Investment Purposes	15

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and

Plan Administrator of the

Symmetricom, Inc.

Tax Deferred Savings Plan

We have audited the financial statements of the Symmetricom, Inc. Tax Deferred Savings Plan (the Plan) as of December 31, 2002 and 2001, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

May 30, 2003

SYMMETRICOM, INC.

TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2002	2001
Assets:
Investments, at fair value	$12,812,491	$9,110,691
Participant loans	153,979	45,682

Assets held for investment purposes	12,966,470	9,156,373
Employer’s contribution receivable	109,433	359,246

Net assets available for benefits	$13,075,903	$9,515,619

See notes to financial statements.

SYMMETRICOM, INC.

TAX DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2002	2001
Additions to net assets attributed to:
Investment income:
Dividends and interest	$161,884	$166,021
Net realized and unrealized depreciation in fair value of investments	(1,620,107)	(818,239)

	(1,458,223)	(652,218)

Contributions:
Participants’	1,566,005	1,529,556
Employer’s	107,591	359,246

	1,673,596	1,888,802

Total additions	215,373	1,236,584

Deductions from net assets attributed to:
Withdrawals and distributions	578,436	1,161,251
Administrative expenses	5,566	2,532

Total deductions	584,002	1,163,783

Net increase (decrease) prior to transfers	(368,629)	72,801

Transfer of assets:
To the Plan	3,928,913	—

Net increase in net assets	3,560,284	72,801

Net assets available for benefits:
Beginning of year	9,515,619	9,442,818

End of year	$13,075,903	$9,515,619

See notes to financial statements.

SYMMETRICOM, INC.

TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

NOTE 1—THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General—The following description of the Symmetricom, Inc. Tax Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in April 1989 by Symmetricom, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective October 4, 2001, the Company acquired the Telmex Corporation and the employees in the acquired company became eligible to enter and roll over funds into the Plan on the effective date of the merger.

On October 4, 2002, the Company acquired TrueTime, Inc. (TrueTime). In conjunction with the acquisition of TrueTime by the Company, assets totaling approximately $3,929,000 were transferred from the TrueTime, Inc. 401(k) Retirement Plan into the Plan on December 1, 2002. The employees in the acquired company became eligible to participate in the Plan on the effective date of the acquisition.

Administration—Effective January 1, 2001, the Plan document was amended to appoint CIGNA Bank & Trust Company, FSB, to act as the trustee. The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with Connecticut General Life Insurance Company (CIGNA) to act as the third-party administrator and custodian. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting—The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts—Effective January 1, 2001, forfeited nonvested accounts will be used to reduce future employer contributions or offset Plan expenses.

Investments—Investments of the Plan are held by CIGNA and invested based solely upon instructions received from participants.

The Plan’s investments in pooled separate accounts are valued at fair value as of the last day of the Plan year, as reported by CIGNA. The Plan’s investments in company stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

The Plan’s investment in the CIGNA Guaranteed Long-Term Fund has been reported in the financial statements at fair value. Fair value is the amount paid when funds are withdrawn prior to maturity. Investments in the guaranteed fund are intended to be held until maturity although early liquidation could result in a termination charge.

For the Plan’s investment in the CIGNA Guaranteed Long-Term Fund, the Plan is credited with interest at the rate specified in the contract, which ranged from 4.20%-4.70% and 5.40%-5.65% for the years ended December 31, 2002 and 2001, respectively. The average crediting interest rate for the respective years was 4.56% and 5.39%.

Income taxes—The Plan has adopted a prototype plan that has received an opinion letter from the Internal Revenue Service. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties—The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2—RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by CIGNA, the custodian of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3—PARTICIPATION AND BENEFITS

Participant contributions—Participants may elect to have the Company contribute from 1% to 20% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions—The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2002, the Company matched 100% of each eligible participant’s contribution up to a maximum of $500 per year. In 2001, the Company matched 50% of employee contributions up to a maximum of 5% of the participants’ compensation. Participants must be employed on the last day of the Plan year to be eligible for the matching contribution.

Vesting—Effective January 1, 2001, employees are fully vested in the employer matching contributions allocated to their account after three years of service. Effective January 1, 2002, employees are immediately vested in 2002 employer matching contributions allocated to their account. The amendment does not accelerate the previous years matching contributions.

Participant accounts—Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions, as defined in the Plan.

Payment of benefits—Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account. The Plan allows for the automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

Loans to participants—The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2002 carry interest rates ranging from 5.75% to 9.75%.

NOTE 4—INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2002	2001
CIGNA:
Guaranteed Long-Term Fund	$5,368,701	$3,110,851
Growth & Income Fund	851,379	1,177,782
S&P 500 Index Fund	1,083,280	1,265,856
Fidelity Advisor Growth Opportunities Fund	818,175	1,120,315
Fidelity Advisor Value Strategies A Fund	571,709	807,826
Janus Worldwide Account	634,326	515,903
Fidelity Advisor Equity Growth Fund	967,372	204,798
Other Funds individually less than 5% of net assets	2,671,528	953,042

Assets held for investment purposes	$12,966,470	$9,156,373

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2002	2001
Pooled separate accounts	$(1,694,350)	$(812,739)
Common stock	74,243	(5,500)

	$(1,620,107)	$(818,239)

NOTE 5—PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2002 and 2001 was as follows:

Date	Number of shares	Fair value
2002	65,268	$275,433
2001	2,135	$16,248

NOTE 6—PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

NOTE 7—SUBSEQUENT EVENTS

On October 29, 2002, the Company acquired Datum, Inc. (Datum). Effective January 1, 2003, in conjunction with the acquisition of Datum, plan assets of approximately $15,386,000 were transferred from the Datum, Inc. Savings and Retirement Plan to the Plan. The employees in the acquired company became eligible to participate in the Plan on the effective date of the merger.

Effective January 1, 2003, the Company adopted a restated Plan document incorporating the applicable provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) into the Plan.

SUPPLEMENTAL SCHEDULE

SYMMETRICOM, INC.	EIN: 95-1906306
TAX DEFERRED SAVINGS PLAN	PLAN #001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2002

Identity of issue, borrower, lessor or similar party		Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value

Connecticut General Life Insurance Company:

*	Guaranteed Long-Term Fund	Annuity contract	$5,368,701

*	Growth & Income Fund	Pooled separate account	851,379

*	S&P 500 Index Fund	Pooled separate account	1,083,280

*	Fidelity Advisor Growth Opportunities Fund	Pooled separate account	818,175

*	Fidelity Advisor Value Strategies A Fund	Pooled separate account	571,709

*	Lifetime Funds	Pooled separate account	611,521

*	Neuberger & Berman Partners Trust Class Fund	Pooled separate account	69,790

*	Janus Worldwide Account	Pooled separate account	634,326

*	Janus Account	Pooled separate account	276,297

*	Fidelity Advisor Equity Growth Fund	Pooled separate account	967,372

*	Symmetricom, Inc. Common Stock	Company stock	275,433

*	State Street Global Advisory Interim Bond	Pooled separate account	624,728

*	Large Cap Value/John A. Levin Fund	Pooled separate account	353,320

*	Invesco Dynamics Fund	Pooled separate account	255,576

*	Invesco Small Company Growth Fund	Pooled separate account	20,676

*	American Century International Growth Fund	Pooled separate account	30,208

*	Participant loans	Interest rates ranging from 5.75% to 9.75%	153,979

		Total	$12,966,470

* Party-in-interest

EXHIBITS INDEX

Exhibit Number	Description

23.1	Consent of Independent Accountants

99.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002